WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2004 JUL 15 P 2:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 14, 2004

Mr. Paul Dudek, Chief
Office of International [redacted]
Securities and Exch[redacted]
450 Fifth Street N.W.
Washington, D.C. 205
U.S.A.

04035556

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Report on shares repurchase for June 2004.
- Reports results for the second quarter 2004 and June 2004 sales.
- The consolidated financial statements for second quarter 2004.

Sincerely,

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

dlw 7/16

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 30, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	43,478,200	4,430,450,832
30/06/2004	00510	BUY	100,000	34.10	3,410,000	ACCIV	STOCK		43,578,200	4,430,350,832
30/06/2004	00511	BUY	50,000	34.15	1,707,500	ACCIV	STOCK		43,628,200	4,430,300,832
30/06/2004	00512	BUY	5,600	34.19	191,464	ACCIV	STOCK		43,633,800	4,430,295,232
30/06/2004	00513	BUY	544,400	34.20	18,618,480	ACCIV	STOCK		44,178,200	4,429,750,832
								As of current report	44,178,200	4,429,750,832

Shareholders' equity amount	0
Capital stock amount	23,927,444

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,495,512,749	2,471,585,305

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 29, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	43,178,200	4,430,750,832
29/06/2004	00507	BUY	180,000	34.20	6,156,000	ACCIV	STOCK		43,358,200	4,430,570,832
29/06/2004	00508	BUY	100,700	34.40	3,464,080	ACCIV	STOCK		43,458,900	4,430,470,132
29/06/2004	00509	BUY	19,300	34.41	664,113	ACCIV	STOCK		43,478,200	4,430,450,832
								As of current report	43,478,200	4,430,450,832

Shareholders' equity amount	0
Capital stock amount	10,284,193

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,505,796,942	2,495,512,749

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 28, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	42,190,000	4,431,739,032
28/06/2004	00499	BUY	66,600	34.45	2,294,370	ACCIV	STOCK		42,256,600	4,431,672,432
28/06/2004	00500	BUY	322,100	34.50	11,112,450	ACCIV	STOCK		42,578,700	4,431,350,332
28/06/2004	00501	BUY	2,700	34.60	93,420	ACCIV	STOCK		42,581,400	4,431,347,632
28/06/2004	00502	BUY	64,800	34.65	2,245,320	ACCIV	STOCK		42,646,200	4,431,282,832
28/06/2004	00503	BUY	9,900	34.66	343,134	ACCIV	STOCK		42,656,100	4,431,272,932
28/06/2004	00504	BUY	446,100	34.67	15,466,287	ACCIV	STOCK		43,102,200	4,430,826,832
28/06/2004	00505	BUY	68,500	34.70	2,376,950	ACCIV	STOCK		43,170,700	4,430,758,332
28/06/2004	00506	BUY	7,500	34.81	261,075	ACCIV	STOCK		43,178,200	4,430,750,832
								As of current report	43,178,200	4,430,750,832

Shareholders' equity amount	0
Capital stock amount	34,193,006

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,539,989,948	2,505,796,942

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 25, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	41,190,000	4,432,739,032
25/06/2004	00485	BUY	169,700	34.11	5,788,467	ACCIV	STOCK		41,359,700	4,432,569,332
25/06/2004	00486	BUY	100,500	34.15	3,432,075	ACCIV	STOCK		41,460,200	4,432,468,832
25/06/2004	00487	BUY	7,300	34.18	249,514	ACCIV	STOCK		41,467,500	4,432,461,532
25/06/2004	00488	BUY	18,400	34.19	629,096	ACCIV	STOCK		41,485,900	4,432,443,132
25/06/2004	00489	BUY	273,800	34.20	9,363,960	ACCIV	STOCK		41,759,700	4,432,169,332
25/06/2004	00490	BUY	30,300	34.25	1,037,775	ACCIV	STOCK		41,790,000	4,432,139,032
25/06/2004	00491	BUY	500	34.30	17,150	ACCIV	STOCK		41,790,500	4,432,138,532
25/06/2004	00492	BUY	100,000	34.35	3,435,000	ACCIV	STOCK		41,890,500	4,432,038,532
25/06/2004	00493	BUY	199,500	34.40	6,862,800	ACCIV	STOCK		42,090,000	4,431,839,032
25/06/2004	00494	BUY	25,000	34.41	860,250	ACCIV	STOCK		42,115,000	4,431,814,032
25/06/2004	00495	BUY	10,000	34.42	344,200	ACCIV	STOCK		42,125,000	4,431,804,032
25/06/2004	00496	BUY	2,100	34.54	72,534	ACCIV	STOCK		42,127,100	4,431,801,932
25/06/2004	00497	BUY	2,900	34.55	100,195	ACCIV	STOCK		42,130,000	4,431,799,032
25/06/2004	00498	BUY	60,000	34.45	2,067,000	ACCIV	STOCK		42,190,000	4,431,739,032
								As of current report	42,190,000	4,431,739,032

Shareholders' equity amount	0
Capital stock amount	34,260,016

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,574,249,964	2,539,989,948

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 24, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	40,157,900	4,433,771,132
24/06/2004	00477	BUY	50,000	34.41	1,720,500	ACCIV	STOCK		40,207,900	4,433,721,132
24/06/2004	00478	BUY	75,000	34.45	2,583,750	ACCIV	STOCK		40,282,900	4,433,646,132
24/06/2004	00479	BUY	637,100	34.50	21,979,950	ACCIV	STOCK		40,920,000	4,433,009,032
24/06/2004	00480	BUY	50,000	34.51	1,725,500	ACCIV	STOCK		40,970,000	4,432,959,032
24/06/2004	00481	BUY	69,500	34.56	2,401,920	ACCIV	STOCK		41,039,500	4,432,889,532
24/06/2004	00482	BUY	103,600	34.60	3,584,560	ACCIV	STOCK		41,143,100	4,432,785,932
24/06/2004	00483	BUY	23,400	34.63	810,342	ACCIV	STOCK		41,166,500	4,432,762,532
24/06/2004	00484	BUY	23,500	34.68	814,980	ACCIV	STOCK		41,190,000	4,432,739,032
								As of current report	41,190,000	4,432,739,032

Shareholders' equity amount	0
Capital stock amount	35,621,502

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,609,871,466	2,574,249,964

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 23, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	39,657,900	4,434,271,132
23/06/2004	00472	BUY	60,500	34.20	2,069,100	ACCIV	STOCK		39,718,400	4,434,210,632
23/06/2004	00473	BUY	30,000	34.25	1,027,500	ACCIV	STOCK		39,748,400	4,434,180,632
23/06/2004	00474	BUY	30,000	34.26	1,027,800	ACCIV	STOCK		39,778,400	4,434,150,632
23/06/2004	00475	BUY	249,500	34.30	8,557,850	ACCIV	STOCK		40,027,900	4,433,901,132
23/06/2004	00476	BUY	130,000	34.35	4,465,500	ACCIV	STOCK		40,157,900	4,433,771,132
								As of current report	40,157,900	4,433,771,132

Shareholders' equity amount	0
Capital stock amount	17,147,750

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,627,019,216	2,609,871,466

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 22, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	39,257,900	4,434,671,132
22/06/2004	00468	BUY	71,500	34.50	2,466,750	ACCIV	STOCK		39,329,400	4,434,599,632
22/06/2004	00469	BUY	128,500	34.60	4,446,100	ACCIV	STOCK		39,457,900	4,434,471,132
22/06/2004	00470	BUY	7,100	34.69	246,299	ACCIV	STOCK		39,465,000	4,434,464,032
22/06/2004	00471	BUY	192,900	34.70	6,693,630	ACCIV	STOCK		39,657,900	4,434,271,132
								As of current report	39,657,900	4,434,271,132

Shareholders' equity amount	0
Capital stock amount	13,852,779

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,640,871,995	2,627,019,216

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 21, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,957,900	4,434,971,132
21/06/2004	00461	BUY	11,200	34.55	386,960	ACCIV	STOCK		38,969,100	4,434,959,932
21/06/2004	00462	BUY	25,000	34.60	865,000	ACCIV	STOCK		38,994,100	4,434,934,932
21/06/2004	00463	BUY	13,800	34.65	478,170	ACCIV	STOCK		39,007,900	4,434,921,132
21/06/2004	00464	BUY	25,000	34.67	866,750	ACCIV	STOCK		39,032,900	4,434,896,132
21/06/2004	00465	BUY	105,000	34.70	3,643,500	ACCIV	STOCK		39,137,900	4,434,791,132
21/06/2004	00466	BUY	49,500	34.75	1,720,125	ACCIV	STOCK		39,187,400	4,434,741,632
21/06/2004	00467	BUY	70,500	34.80	2,453,400	ACCIV	STOCK		39,257,900	4,434,671,132
								As of current report	39,257,900	4,434,671,132

Shareholders' equity amount	0
Capital stock amount	10,413,905

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,651,285,900	2,640,871,995

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 18, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,657,900	4,435,271,132
18/06/2004	00457	BUY	174,000	34.80	6,055,200	ACCIV	STOCK		38,831,900	4,435,097,132
18/06/2004	00458	BUY	72,400	34.85	2,523,140	ACCIV	STOCK		38,904,300	4,435,024,732
18/06/2004	00459	BUY	2,200	34.89	76,758	ACCIV	STOCK		38,906,500	4,435,022,532
18/06/2004	00460	BUY	51,400	34.90	1,793,860	ACCIV	STOCK		38,957,900	4,434,971,132
								As of current report	38,957,900	4,434,971,132

Shareholders' equity amount	0
Capital stock amount	10,448,958

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,661,734,858	2,651,285,900

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 17, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,280,100	4,435,648,932
17/06/2004	00447	BUY	22,100	34.68	766,428	ACCIV	STOCK		38,302,200	4,435,626,832
17/06/2004	00448	BUY	75,700	34.70	2,626,790	ACCIV	STOCK		38,377,900	4,435,551,132
17/06/2004	00449	BUY	30,000	34.72	1,041,600	ACCIV	STOCK		38,407,900	4,435,521,132
17/06/2004	00450	BUY	22,600	34.74	785,124	ACCIV	STOCK		38,430,500	4,435,498,532
17/06/2004	00451	BUY	45,000	34.75	1,563,750	ACCIV	STOCK		38,475,500	4,435,453,532
17/06/2004	00452	BUY	70,000	34.76	2,433,200	ACCIV	STOCK		38,545,500	4,435,383,532
17/06/2004	00453	BUY	35,000	34.77	1,216,950	ACCIV	STOCK		38,580,500	4,435,348,532
17/06/2004	00454	BUY	20,800	34.79	723,632	ACCIV	STOCK		38,601,300	4,435,327,732
17/06/2004	00455	BUY	41,600	34.80	1,447,680	ACCIV	STOCK		38,642,900	4,435,286,132
17/06/2004	00456	BUY	15,000	34.85	522,750	ACCIV	STOCK		38,657,900	4,435,271,132
								As of current report	38,657,900	4,435,271,132

Shareholders' equity amount	0
Capital stock amount	13,127,904

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,674,862,762	2,661,734,858

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 16, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	38,173,100	4,435,755,932
16/06/2004	00444	BUY	10,000	34.70	347,000	ACCIV	STOCK		38,183,100	4,435,745,932
16/06/2004	00445	BUY	7,000	34.74	243,180	ACCIV	STOCK		38,190,100	4,435,738,932
16/06/2004	00446	BUY	90,000	34.80	3,132,000	ACCIV	STOCK		38,280,100	4,435,648,932
								As of current report	38,280,100	4,435,648,932

Shareholders' equity amount	0
Capital stock amount	3,722,180

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,678,584,942	2,674,862,762

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 15, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,873,100	4,436,055,932
15/06/2004	00439	BUY	16,500	34.75	573,375	ACCIV	STOCK		37,889,600	4,436,039,432
15/06/2004	00440	BUY	1,000	34.78	34,780	ACCIV	STOCK		37,890,600	4,436,038,432
15/06/2004	00441	BUY	12,200	34.79	424,438	ACCIV	STOCK		37,902,800	4,436,026,232
15/06/2004	00442	BUY	266,800	34.80	9,284,640	ACCIV	STOCK		38,169,600	4,435,759,432
15/06/2004	00443	BUY	3,500	34.87	122,045	ACCIV	STOCK		38,173,100	4,435,755,932
								As of current report	38,173,100	4,435,755,932

Shareholders' equity amount	0
Capital stock amount	10,439,278

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,689,024,220	2,678,584,942

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 14, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,673,100	4,436,255,932
14/06/2004	00429	BUY	35,000	34.30	1,200,500	ACCIV	STOCK		37,708,100	4,436,220,932
14/06/2004	00430	BUY	15,000	34.35	515,250	ACCIV	STOCK		37,723,100	4,436,205,932
14/06/2004	00431	BUY	40,000	34.40	1,376,000	ACCIV	STOCK		37,763,100	4,436,165,932
14/06/2004	00432	BUY	20,000	34.49	689,800	ACCIV	STOCK		37,783,100	4,436,145,932
14/06/2004	00433	BUY	30,000	34.50	1,035,000	ACCIV	STOCK		37,813,100	4,436,115,932
14/06/2004	00434	BUY	15,000	34.60	519,000	ACCIV	STOCK		37,828,100	4,436,100,932
14/06/2004	00435	BUY	26,400	34.65	914,760	ACCIV	STOCK		37,854,500	4,436,074,532
14/06/2004	00436	BUY	10,000	34.70	347,000	ACCIV	STOCK		37,864,500	4,436,064,532
14/06/2004	00437	BUY	3,600	34.71	124,956	ACCIV	STOCK		37,868,100	4,436,060,932
14/06/2004	00438	BUY	5,000	34.75	173,750	ACCIV	STOCK		37,873,100	4,436,055,932
								As of current report	37,873,100	4,436,055,932

Shareholders' equity amount	0
Capital stock amount	6,896,016

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,695,920,236	2,689,024,220

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 11, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,483,100	4,436,445,932
11/06/2004	00425	BUY	900	34.57	31,113	ACCIV	STOCK		37,484,000	4,436,445,032
11/06/2004	00426	BUY	17,300	34.65	599,445	ACCIV	STOCK		37,501,300	4,436,427,732
11/06/2004	00427	BUY	48,400	34.75	1,681,900	ACCIV	STOCK		37,549,700	4,436,379,332
11/06/2004	00428	BUY	123,400	34.80	4,294,320	ACCIV	STOCK		37,673,100	4,436,255,932
								As of current report	37,673,100	4,436,255,932

Shareholders' equity amount	0
Capital stock amount	6,606,778

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,702,527,014	2,695,920,236

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 10, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	37,244,100	4,436,684,932
10/06/2004	00419	BUY	20,000	34.75	695,000	ACCIV	STOCK		37,264,100	4,436,664,932
10/06/2004	00420	BUY	58,300	34.80	2,028,840	ACCIV	STOCK		37,322,400	4,436,606,632
10/06/2004	00421	BUY	19,900	34.82	692,918	ACCIV	STOCK		37,342,300	4,436,586,732
10/06/2004	00422	BUY	43,000	34.85	1,498,550	ACCIV	STOCK		37,385,300	4,436,543,732
10/06/2004	00423	BUY	67,800	34.89	2,365,542	ACCIV	STOCK		37,453,100	4,436,475,932
10/06/2004	00424	BUY	30,000	34.90	1,047,000	ACCIV	STOCK		37,483,100	4,436,445,932
								As of current report	37,483,100	4,436,445,932

Shareholders' equity amount	0
Capital stock amount	8,327,850

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,710,854,864	2,702,527,014

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 08, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	36,944,100	4,436,984,932
08/06/2004	00415	BUY	100,000	34.80	3,480,000	ACCIV	STOCK		37,044,100	4,436,884,932
08/06/2004	00416	BUY	10,000	34.84	348,400	ACCIV	STOCK		37,054,100	4,436,874,932
08/06/2004	00417	BUY	189,000	34.85	6,586,650	ACCIV	STOCK		37,243,100	4,436,685,932
08/06/2004	00418	BUY	1,000	34.88	34,880	ACCIV	STOCK		37,244,100	4,436,684,932
								As of current report	37,244,100	4,436,684,932

Shareholders' equity amount	0
Capital stock amount	10,449,930

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,721,304,794	2,710,854,864

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 07, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	36,644,100	4,437,284,932
07/06/2004	00406	BUY	10,000	34.70	347,000	ACCIV	STOCK		36,654,100	4,437,274,932
07/06/2004	00407	BUY	19,000	34.72	659,680	ACCIV	STOCK		36,673,100	4,437,255,932
07/06/2004	00408	BUY	40,000	34.80	1,392,000	ACCIV	STOCK		36,713,100	4,437,215,932
07/06/2004	00409	BUY	20,000	34.85	697,000	ACCIV	STOCK		36,733,100	4,437,195,932
07/06/2004	00410	BUY	21,100	34.89	736,179	ACCIV	STOCK		36,754,200	4,437,174,832
07/06/2004	00411	BUY	111,900	34.90	3,905,310	ACCIV	STOCK		36,866,100	4,437,062,932
07/06/2004	00412	BUY	50,800	34.94	1,774,952	ACCIV	STOCK		36,916,900	4,437,012,132
07/06/2004	00413	BUY	7,200	34.95	251,640	ACCIV	STOCK		36,924,100	4,437,004,932
07/06/2004	00414	BUY	20,000	34.96	699,200	ACCIV	STOCK		36,944,100	4,436,984,932
								As of current report	36,944,100	4,436,984,932

Shareholders' equity amount	0
Capital stock amount	10,462,961

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,731,767,755	2,721,304,794

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 04, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	36,344,100	4,437,584,932
04/06/2004	00403	BUY	35,800	34.25	1,226,150	ACCIV	STOCK		36,379,900	4,437,549,132
04/06/2004	00404	BUY	200,000	34.30	6,860,000	ACCIV	STOCK		36,579,900	4,437,349,132
04/06/2004	00405	BUY	64,200	34.35	2,205,270	ACCIV	STOCK		36,644,100	4,437,284,932
								As of current report	36,644,100	4,437,284,932

Shareholders' equity amount	0
Capital stock amount	10,291,420

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,742,059,175	2,731,767,755

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 03, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	36,044,100	4,437,884,932
03/06/2004	00400	BUY	100,000	34.05	3,405,000	ACCIV	STOCK		36,144,100	4,437,784,932
03/06/2004	00401	BUY	100,000	34.10	3,410,000	ACCIV	STOCK		36,244,100	4,437,684,932
03/06/2004	00402	BUY	100,000	34.15	3,415,000	ACCIV	STOCK		36,344,100	4,437,584,932
								As of current report	36,344,100	4,437,584,932

Shareholders' equity amount	0
Capital stock amount	10,230,000

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,752,289,175	2,742,059,175

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 02, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	35,644,100	4,438,284,932
02/06/2004	00393	BUY	20,000	34.00	680,000	ACCIV	STOCK		35,664,100	4,438,264,932
02/06/2004	00394	BUY	10,000	34.08	340,800	ACCIV	STOCK		35,674,100	4,438,254,932
02/06/2004	00395	BUY	20,000	34.09	681,800	ACCIV	STOCK		35,694,100	4,438,234,932
02/06/2004	00396	BUY	170,000	34.10	5,797,000	ACCIV	STOCK		35,864,100	4,438,064,932
02/06/2004	00397	BUY	30,000	34.14	1,024,200	ACCIV	STOCK		35,894,100	4,438,034,932
02/06/2004	00398	BUY	100,000	34.15	3,415,000	ACCIV	STOCK		35,994,100	4,437,934,932
02/06/2004	00399	BUY	50,000	34.20	1,710,000	ACCIV	STOCK		36,044,100	4,437,884,932
								As of current report	36,044,100	4,437,884,932

Shareholders' equity amount	0
Capital stock amount	13,648,800

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,765,937,975	2,752,289,175

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUN 01, 2004

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	35,344,100	4,438,584,932
01/06/2004	00384	BUY	20,000	34.10	682,000	ACCIV	STOCK		35,364,100	4,438,564,932
01/06/2004	00385	BUY	400	34.11	13,644	ACCIV	STOCK		35,364,500	4,438,564,532
01/06/2004	00386	BUY	50,400	34.20	1,723,680	ACCIV	STOCK		35,414,900	4,438,514,132
01/06/2004	00387	BUY	18,500	34.25	633,625	ACCIV	STOCK		35,433,400	4,438,495,632
01/06/2004	00388	BUY	40,000	34.30	1,372,000	ACCIV	STOCK		35,473,400	4,438,455,632
01/06/2004	00389	BUY	9,900	34.32	339,768	ACCIV	STOCK		35,483,300	4,438,445,732
01/06/2004	00390	BUY	100,000	34.33	3,433,000	ACCIV	STOCK		35,583,300	4,438,345,732
01/06/2004	00391	BUY	50,800	34.40	1,747,520	ACCIV	STOCK		35,634,100	4,438,294,932
01/06/2004	00392	BUY	10,000	34.49	344,900	ACCIV	STOCK		35,644,100	4,438,284,932
								As of current report	35,644,100	4,438,284,932

Shareholders' equity amount	0
Capital stock amount	10,290,137

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
2,776,228,112	2,765,937,975

Issuer's Comments

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER WITH PRELIMINARY RESULTS

WAL-MART DE MEXICO REPORTS RESULTS FOR THE SECOND QUARTER 2004 AND JUNE 2004 SALES

Mexico City, July 8, 2004

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the second quarter 2004. A 14.4% increase in sales over the previous year, 9.7% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 38% versus the level achieved in 2003. EBITDA for the quarter amounted to $2,694 million pesos and represented 8.5% of total revenues, a growth in real terms of 30% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 3.5% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Castro, President and Chief Executive Officer of Wal-Mart de Mexico said: "Our Company achieved extraordinary results during the April – June 2004 period. We are particularly proud of the reduction in operating expenses as a percentage of revenues, as it reflects the productivity of all our associates. Also we are encouraged by the incremental Return on Capital Employed, which grew from 18.4% last year to 21.7% this year. This growth reflects the efficiency of our expansion programs that allow us to offer more and more customers the products that they need with every day low prices".

The main figures are:

Second Quarter (April-June)

	2004		2003		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	31,690		28,885		10
Other Income	143		52		174
Total Revenues	31,833	100.0	28,937	100.0	10
Cost of Sales	25,108	78.9	22,938	79.3	9
Gross Profit	6,725	21.1	5,999	20.7	12
Operating Expenses	4,665	14.7	4,506	15.6	4
Operating Income	2,060	6.5	1,492	5.2	38
EBITDA	2,694	8.5	2,075	7.2	30
Income before Taxes	2,179	6.8	1,481	5.1	47
Net Income	1,460	4.6	978	3.4	49
EPS for the quarter (in pesos)	0.328		0.219		50

FILE N°
82-4609

First Half (January-June)

	2004 M$ Millions	2004 %	2003 M$ Millions	2003 %	Real Growth %
Sales	62,353		56,768		10
Other Income	282		74		283
Total Revenues	62,635	100.0	56,842	100.0	10
Cost of Sales	49,593	79.2	45,226	79.6	10
Gross Profit	13,043	20.8	11,616	20.4	12
Operating Expenses	9,215	14.7	8,808	15.5	5
Operating Income	3,828	6.1	2,808	4.9	36
EBITDA	5,085	8.1	3,970	7.0	28
Income before Taxes	4,138	6.6	2,971	5.2	39
Net Income	2,773	4.4	1,961	3.5	41
EPS last 12 months (in pesos)	1.419		1.169		21

The Company's cash position as of June 30, 2004 was $8,819 million pesos, equivalent to $767 million dollars.

June 2004 Sales:

During the month of June 2004, sales were $10,198 million pesos. This figure represents a 12.6% increase over sales reported the same month last year, and a 7.9% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 6.5%, and of 2% in real terms compared to the same month of 2003.

Real Growth

	June 2004	June 2003	January – June 2004	January – June 2003
Total sales growth (%)	7.9	6.0	9.8	9.9
Comparable sales growth (%)	2.0	1.0	3.4	4.0

Considering the five-week period from May 29 to July 2, 2004 that compares with the five-week period ending July 4, 2003, as well as the twenty-six-week period from January 3 to July 2, 2004 and that compares with the twenty-six-week period that ended July 4, 2003, sales growth was as follows:

Real Growth

	5 weeks 2004	5 weeks 2003	26 weeks 2004	26 weeks 2003
Total sales growth (%)	10.2	8.3	9.5	10.2
Comparable sales growth (%)	4.1	3.2	3.2	4.4

Openings during the year 2004:

During the period January-June 2004, the Company opened one Sam's Club, four Bodegas Aurrera, two Superamas, and three restaurants.

Installed Capacity as of June 30, 2004:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	4,555,999	423,264
Bodega	7,348,607	682,713
Wal-Mart Supercenter	8,050,023	747,879
Superama	787,011	73,115
Suburbia	2,702,033	251,025
	Seats	
Restaurants	59,646	

FILE N°
82–4609

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 646 units, broken down as follows:

- 54 Sam's Clubs
- 143 Bodega Aurrera
- 83 Wal*Mart Supercenters
- 46 Superamas
- 50 Suburbias
- 270 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx	www.suburbia.com.mx
www.sams.com.mx	www.vips.com.mx
www.superama.com.mx	www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. (52) 55 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. (52) 55 52 83 02 89

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Thousands of Mexican pesos with purchasing power at June 30, 2004

	June 30, 2004		June 30, 2003	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,818,703	Ps.	8,250,964
Accounts receivable - net		1,971,954		1,488,436
Inventories		9,933,552		8,808,696
Prepaid expenses		433,772		356,870
Total current assets		21,157,981		18,904,966
Property and equipment - net		42,513,715		39,996,710
Total assets	Ps.	63,671,696	Ps.	58,901,676
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	12,416,521	Ps.	10,429,101
Other accounts payable		3,038,101		2,758,373
Total current liabilities		15,454,622		13,187,474
Deferred income tax		5,375,468		5,660,042
Reserve for seniority premiums		38,719		38,537
Total liabilities		20,868,809		18,886,053
Shareholders' equity:				
Capital stock		14,073,779		12,719,594
Legal reserve		2,536,629		2,462,419
Retained earnings		33,724,921		29,366,372
Reserve for repurchase of shares		1,090,315		3,346,105
Accumulated result of restatement		(8,799,672)		(8,357,769)
Premium on sale of shares		2,062,882		2,056,096
Employee stock option plan fund		(1,885,967)		(1,577,194)
Total shareholders' equity		42,802,887		40,015,623
Total liabilities and shareholders' equity	Ps.	63,671,696	Ps.	58,901,676

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at June 30, 2004

	Six-month period ended June 30,			
	2004		2003	
Net Sales	Ps.	62,353,054	Ps.	56,768,287
Other Income		282,199		73,589
Total Revenues		62,635,253		56,841,876
Cost of sales		(49,592,626)		(45,225,861)
Gross profit		13,042,627		11,616,015
Operating expenses		(9,214,679)		(8,807,960)
Operating income		3,827,948		2,808,055
Comprehensive financing income:				
Financial income - net		349,508		353,908
Exchange gain (loss)		32,344		(18,081)
Monetary position gain		52,072		55,770
		433,924		391,597
Other expenses - net		(123,606)		(228,222)
Income before income tax and employee profit sharing		4,138,266		2,971,430
Income tax and employee profit sharing		(1,365,627)		(1,010,288)
Net income	Ps.	2,772,639	Ps.	1,961,142
Earnings per share last 12 months (in pesos)	Ps.	1.419	Ps.	1.169

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at June 30, 2004

	Six-month period ended June 30, 2004	2003
Operating activities		
Net income	Ps. 2,772,639	Ps. 1,961,142
Charges not requiring the use of resources:		
Depreciation	1,257,411	1,161,723
Seniority premiums	13,038	11,890
Deferred income taxes	237,832	83,085
	4,280,920	3,217,840
Changes in:		
Accounts receivable	42,913	744,104
Inventories	829,314	2,474,497
Prepaid expenses	(106,415)	(155,996)
Accounts payable to suppliers	(2,717,876)	(4,241,296)
Other accounts payable	(816,317)	(21,715)
Resources generated by operating activities	1,512,539	2,017,434
Financing activities		
Payment of dividends	(459,611)	(1,704,212)
Repurchase of shares	(1,615,627)	(91,602)
Resources used in financing activities	(2,075,238)	(1,795,814)
Investing activities		
Purchase of property and equipment	(2,333,065)	(2,219,291)
Sale and retirement of property and equipment	135,053	70,511
Employee stock option plan – net	(376,078)	(144,213)
Resources used in investing activities	(2,574,090)	(2,292,993)
Decrease in cash and cash equivalents	(3,136,789)	(2,071,373)
Cash and cash equivalents at beginning of period	11,955,492	10,322,337
Cash and cash equivalents at end of period	Ps. 8,818,703	Ps. 8,250,964

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **2** Year: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

FILE N°
82-4609

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**63,671,696**	**100**	**58,901,676**	**100**
2	**CURRENT ASSETS**	**21,157,981**	**33**	**18,904,966**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	8,818,703	14	8,250,964	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	374,217	1	436,321	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,597,737	3	1,052,115	2
6	INVENTORIES	9,933,552	16	8,808,696	15
7	OTHER CURRENT ASSETS	433,772	1	356,870	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**42,513,715**	**67**	**39,996,710**	**68**
13	PROPERTY	41,426,462	65	39,020,724	66
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	16,022,424	25	15,147,996	26
16	ACCUMULATED DEPRECIATION	16,401,612	26	15,040,141	26
17	CONSTRUCTION IN PROGRESS	1,466,441	2	868,131	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**20,868,809**	**100**	**18,886,053**	**100**
21	**CURRENT LIABILITIES**	**15,454,622**	**74**	**13,187,474**	**70**
22	SUPPLIERS	12,416,521	59	10,429,101	55
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	354,115	2	401,155	2
26	OTHER CURRENT LIABILITIES	2,683,986	13	2,357,218	12
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,375,468**	**26**	**5,660,042**	**30**
32	**OTHER LIABILITIES**	**38,719**	**0**	**38,537**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**42,802,887**	**100**	**40,015,623**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**42,802,887**	**100**	**40,015,623**	**100**
36	**CONTRIBUTED CAPITAL**	**14,250,694**	**33**	**13,198,496**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	6,950,522	16	5,596,580	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,123,257	17	7,123,014	18
39	PREMIUM ON SALES OF SHARES	176,915	0	478,902	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**28,552,193**	**67**	**26,817,127**	**67**
42	RETAINED EARNINGS AND CAPITAL RESERVE	33,488,911	78	29,867,649	75
43	REPURCHASE FUND OF SHARES	1,090,315	3	3,346,105	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,799,672)	(21)	(8,357,769)	(21)
45	NET INCOME FOR THE YEAR	2,772,639	6	1,961,142	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,818,703**	**100**	**8,250,964**	**100**
46	CASH	28,731	0	22,692	0
47	SHORT-TERM INVESTMENTS	8,789,972	100	8,228,272	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**15,454,622**	**100**	**13,187,474**	**100**
52	FOREING CURRENCY LIABILITIES	809,481	5	771,187	6
53	MEXICAN PESOS LIABILITIES	14,645,141	95	12,416,287	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,683,986**	**100**	**2,357,218**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,683,986	100	2,357,218	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,375,468**	**100**	**5,660,042**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,375,468	100	5,660,042	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**38,719**	**100**	**38,537**	**100**
68	RESERVES	38,719	100	38,537	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,799,672)**	**100**	**(8,357,769)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,799,672)	(100)	(8,357,769)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	5,703,359	5,717,492
73	PENSIONS FUND AND SENIORITY PREMIUMS	167,657	149,326
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	105,365	96,329
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,429,750,832	4,457,845,645
78	REPURCHASED SHARES (*)	44,178,200	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**62,635,253**	**100**	**56,841,876**	**100**
2	COST OF SALES	49,592,626	79	45,225,861	80
3	**GROSS INCOME**	**13,042,627**	**21**	**11,616,015**	**20**
4	OPERATING EXPENSES	9,214,679	15	8,807,960	15
5	**OPERATING INCOME**	**3,827,948**	**6**	**2,808,055**	**5**
6	TOTAL FINANCING COST	(433,924)	(1)	(391,597)	(1)
7	**INCOME AFTER FINANCING COST**	**4,261,872**	**7**	**3,199,652**	**6**
8	OTHER FINANCIAL OPERATIONS	123,606	0	228,222	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,138,266**	**7**	**2,971,430**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,365,627	2	1,010,288	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,772,639**	**4**	**1,961,142**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**2,772,639**	**4**	**1,961,142**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,772,639**	**4**	**1,961,142**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,772,639**	**4**	**1,961,142**	**3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,772,639**	**4**	**1,961,142**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**62,635,253**	**100**	**56,841,876**	**100**
21	DOMESTIC	62,635,253	100	56,841,876	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(433,924)**	**100**	**(391,597)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	18,081	5
26	INTEREST EARNED	349,508	81	353,908	90
27	EXCHANGE PROFITS	32,344	7	0	0
28	GAIN DUE TO MONETARY POSITION	(52,072)	(12)	(55,770)	(14)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**123,606**	**100**	**228,222**	**100**
29	OTHER NET EXPENSES (INCOME) NET	123,606	100	228,222	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,365,627**	**100**	**1,010,288**	**100**
32	INCOME TAX	1,094,742	80	896,690	89
33	DEFERRED INCOME TAX	259,417	19	103,273	10
34	WORKERS' PROFIT SHARING	11,468	1	10,325	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	128,311,481	117,284,979
39	OPERATION INCOME (**)	8,518,445	6,915,378
40	NET INCOME OF MAYORITY INTEREST(**)	6,357,663	5,223,292
41	NET CONSOLIDATED INCOME(**)	6,357,663	5,223,292

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**31,832,599**	**100**	**28,936,572**	**100**
2	COST OF SALES	25,107,538	79	22,938,055	79
3	**GROSS INCOME**	**6,725,061**	**21**	**5,998,517**	**21**
4	OPERATING EXPENSES	4,665,129	15	4,506,399	16
5	**OPERATING INCOME**	**2,059,932**	**6**	**1,492,118**	**5**
6	TOTAL FINANCING COST	(207,947)	(1)	(145,811)	(1)
7	**INCOME AFTER FINANCING COST**	**2,267,879**	**7**	**1,637,929**	**6**
8	OTHER FINANCIAL OPERATIONS	89,345	0	156,714	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,178,534**	**7**	**1,481,215**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	718,916	2	503,615	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,459,618**	**5**	**977,600**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,459,618**	**5**	**977,600**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,459,618**	**5**	**977,600**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,459,618**	**5**	**977,600**	**3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,459,618**	**5**	**977,600**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N°
82-4609

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
RT		Amount	%	Amount	%
1	**NET SALES**	**31,832,599**	**100**	**28,936,572**	**100**
21	DOMESTIC	31,832,599	100	28,936,572	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(207,947)**	**100**	**(145,811)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	174,591	84	148,328	102
27	EXCHANGE PROFITS	32,785	16	998	1
28	GAIN DUE TO MONETARY POSITION	(571)	0	3,515	2
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**89,345**	**100**	**156,714**	**100**
29	OTHER NET EXPENSES (INCOME) NET	89,345	100	156,714	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**718,916**	**100**	**503,615**	**100**
32	INCOME TAX	509,475	71	466,645	93
33	DEFERRED INCOME TAX	205,628	29	34,547	7
34	WORKERS' PROFIT SHARING	3,813	1	2,423	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,772,639**	**1,961,142**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,508,281	1,256,698
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**4,280,920**	**3,217,840**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,768,381)	(1,200,406)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,512,539**	**2,017,434**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(2,075,238)	(1,795,814)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,075,238)**	**(1,795,814)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,574,090)**	**(2,292,993)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,136,789)	(2,071,373)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,955,492	10,322,337
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,818,703	8,250,964

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,508,281**	**1,256,698**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,257,411	1,161,723
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	13,038	11,890
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	237,832	83,085
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,768,381)**	**(1,200,406)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	42,913	744,104
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	829,314	2,474,497
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(106,415)	(155,996)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,717,876)	(4,241,296)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(816,317)	(21,715)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(2,075,238)**	**(1,795,814)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,615,627)	(91,602)
31	(-) DIVIDENDS PAID	(459,611)	(1,704,212)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,574,090)**	**(2,292,993)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,333,065)	(2,219,291)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	135,053	70,511
39	+ (-) OTHER ITEMS	(376,078)	(144,213)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.43	%	3.45	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	14.85	%	13.05	%
3	NET INCOME TO TOTAL ASSETS (**)	9.99	%	8.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	7.23	%	32.63	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.88	%	2.84	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.02	times	1.99	times
7	NET SALES TO FIXED ASSETS (**)	3.02	times	2.93	times
8	INVENTORIES ROTATION (**)	10.41	times	9.36	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	32.78	%	32.06	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.49	times	0.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.88	%	4.08	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.15	times	6.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.37	times	1.43	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.73	times	0.77	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.01	times	1.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	57.06	%	62.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.83	%	5.66	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.42)	%	(2.11)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	90.64	%	96.79	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.42		$	1.17	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.42		$	1.17	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	9.66		$	8.98	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.44	pesos	$	0.37	pesos
10	DIVIDEND IN SHARE PER SHARE		0.01	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.54	times		3.59	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		24.10	times		27.55	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	15.20%	13.37%
3	NET INCOME TO TOTAL ASSETS	(**)	9.93%	8.79%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.00 TIMES	1.97 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.10 TIMES	3.01 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.79 TIMES	5.77 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 4 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 5 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 6 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MANAGEMENT COMMENTS AND ANALYSIS OF OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

FILE Nº 82-4609

ANNEX 1 **CONSOLIDATED**
Final Printing

WALMEX SALES FOR THE PERIOD COMPRISING APRIL - JUNE 2004 AMOUNTED TO $31,690 MILLION PESOS, $2,805 MILLION PESOS HIGHER THAN THAT RECORDED DURING THE PREVIOUS YEAR, A NOMINAL GROWTH OF 14.5% AND 9.7% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION. COMP UNIT SALES GREW 8.0% IN NOMINAL TERMS AND 3.5% IN REAL TERMS AS OPPOSED TO THE SAME PERIOD OF THE PREVIOUS YEAR.

SALES GROWTH, DURING THE QUARTER, WAS MAINLY DRIVEN BY THE INCREASE IN CUSTOMERS SERVED, A 9.8% GROWTH OVER THE PREVIOUS YEAR.

THE GROSS PROFIT MARGIN FOR THE SECOND QUARTER REACHED 21.1%, 40 BASE POINTS HIGHER THAN LAST YEAR. QUARTERLY OPERATING EXPENSES REPRESENTED 14.7% OF TOTAL INCOME, A 90 BASE POINT DROP COMPARED TO THE PREVIOUS YEAR. AS A RESULT, THE OPERATING INCOME FOR THE PERIOD GREW 38% IN REAL TERMS REACHING 6.5% OF TOTAL INCOME, 130 BASE POINTS HIGHER THAN LAST YEAR.

EBITDA CAME TO $2,694 MILLION PESOS, 8.5% OF TOTAL INCOME, WHICH IS 30% HIGHER THAN THE FIGURES REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER REACHED $1,460 MILLION PESOS, REPRESENTING 4.6% OF TOTAL INCOME, A 49% INCREASE IN REAL TERMS OVER FIGURES FOR THE SAME PERIOD OF 2003.

WE OPENED EIGHT UNITS DURING THE QUARTER: THREE BODEGAS AURRERA, ONE SAM´S CLUB, ONE SUPERAMA AND THREE RESTAURANTS. REACHING 646 UNITS, THIS REPRESENTS A 9.3% TRAILING TWELVE MONTHS GROWTH IN SELF-SERVICE INSTALLED CAPACITY AND 2.8% IN RESTAURANT SEATING.

AS OF JUNE 30, 2004, THE COMPANY HAD $8,819 MILLION PESOS CASH ON HAND, AFTER PAYING A CASH DIVIDEND OF $460 MILLION PESOS, INVESTING $2,333 MILLION PESOS IN FIXED ASSETS AND INVESTING $1,616 MILLION PESOS IN THE REPURCHASE OF 46.9 MILLION SHARES.

MEXICO CITY, JULY 8, 2004

EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT JUNE 30, 2004, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL INTERCOMPANY BALANCES AND TRANSACTIONS WERE ELIMINATED IN CONSOLIDACION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE.

VENDOR ALLOWANCES ARE APPLIED TO RESULTS DEPENDING ON INVENTORY TURNOVER.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. AS PRESCRIBED BY MEXICAN ACCOUNTING BULLETIN D-4 ISSUED BY IMCP, DEFERRED INCOME TAX IS DETERMINED BY APPLYING THE ENACTED CORPORATE INCOME TAX RATE AT THE LATEST BALANCE SHEET DATE TO TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO AVERAGE NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SAM'S CLUB MEMBERSHIPS INCOME IS RECOGNIZED IN A DEFERRED FASHION DURING THE TERM, ACCORDING TO THE REGULATION SET FORTH IN BULLETIN SAB 101 REVENUE RECOGNITION IN FINANCIAL STATEMENTS ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND ENFORCED IN SUPPLEMENTARY MANNER IN THE UNITED STATES.

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. THE MEXICAN ACCOUNTING BULLETIN C-15 ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS, WENT INTO EFFECT IN JANUARY 1, 2004. THIS BULLETIN ESTABLISHES THE BASIS FOR IDENTIFYING, RECORDING AND DISCLOSING EVENTUAL IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT JUNE 30, 2004 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 313,934.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

FIXED ASSETS DEPRECIABLE:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 25,346,345
FIXTURES AND EQUIPMENT	16,022,424
SUBTOTAL	41,368,769
ACCUMULATED DEPRECIATION	(16,401,612)
TOTAL FIXED ASSETS DEPRECIABLE-NET	24,967,157
FIXED ASSETS NO DEPRECIABLE:	
LAND	16,080,117
CONSTRUCTION IN PROGRESS	1,466,441
TOTAL FIXED ASSETS NOT DEPRECIABLE	17,546,558
TOTAL FIXED ASSETS-NET	PS. 42,513,715

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF JUNE 30, 2004, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,708,959)	PS.(177,008)	PS.(1,885,967)
PREMIUM ON SALE OF SHARES	691,442	1,371,440	2,062,882
PREMIUM ON SALE OF SHARES	PS.(1,017,517)	PS. 1,194,432	PS. 176,915
LEGAL RESERVE	PS. 1,250,986	PS. 1,285,643	PS. 2,536,629
RETAINED EARNINGS FROM PREVIOUS YEARS	22,787,571	13,027,596	35,815,167
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(1,035,436)	(4,862,885)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.20,211,108	PS.13,277,803	PS.33,488,911
REPURCHASE FUND OF SHARES	PS. 364,933	PS. 725,382	PS. 1,090,315
NET INCOME FOR THE YEAR	PS. 2,765,342	PS. 7,297	PS. 2,772,639

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE PERIOD COMPRISING JANUARY TO JUNE 2004, 46,857,100 SERIES V SHARES WERE PURCHASED, OF WHICH 2,678,900 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' ASSEMBLY MEETING HELD ON FEBRUARY 25, 2004. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 72,681 IN CAPITAL STOCK AT HISTORICAL THEORETICAL VALUE AND PS. 72,725 IN RESTATED THEORETICAL VALUE. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2004 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 4,000,000 (NOMINAL PESOS).

2. CANCELLATION OF 27,619,700 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE IN SERIES "C" SHAREHOLDER RIGHTS FROM THE REPRESENTING COMPANIES' CAPITAL STOCK TO GRANT THEM VOTING RIGHTS IN CORPORATE ISSUES AND CONVERT SAID STOCK TO SERIES "V" SHARES.

4. INCREASE OF PS. 73,093 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 74,210.

5. PAYMENT OF A DIVIDEND, THE SHAREHOLDER HAS THE RIGHT TO CHOOSE HOW THE DIVIDEND IS TO BE PAID. IT IS EITHER PAID IN CASH, AT A RATE OF PS. 0.44 PESOS PER SHARE, OR IN COMPANY STOCK ACCORDING TO THE EXCHANGE FACTOR DETERMINED CONSIDERING THE AVERAGE STOCK QUOTING PRICE AT THE CLOSE OF ACTIVITIES ON MARCH 22, 2004 AND THE PS. 0.44 PESOS. SAID DIVIDEND WILL BE PAID ON MARCH 31, 2004.

6. INCREASE IN VARIABLE CAPITAL STOCK UP TO PS. 1,949,299 (NOMINAL PESOS). THIS AMOUNT WILL BE COVERED WITH THE ISSUANCE OF UP TO 98,449,465 SHARES IN COMMON STOCK TO BE USED ONLY FOR THE PURPOSE OF DIVIDEND PAYMENT.

STOCK THAT REMAINS UNCALLED AND GIVEN TO THE SHAREHOLDERS' WILL BE VOID; MOREOVER, THE INCREASE IN CAPITAL STOCK WILL BE VOID IN THE SAME PROPORTION.

7. APPROVAL OF A MOVEMENT BETWEEN FIXED AND VARIABLE CAPITAL. FIXED CAPITAL IS PS. 878,310 (NOMINAL PESOS) AND VARIABLE CAPITAL IS UNLIMITED.

ON MARCH 29, 2004, THE TERM FOR SHAREHOLDERS TO EXPRESS THEIR DECISION TO RECEIVE THEIR DIVIDEND IN CASH OR IN STOCK IN ACCORDANCE WITH THE AGREEMENT REACHED DURING THE LAST SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004, ENDED. HENCE, 43,703,087 NEW SERIES "V" SHARES WERE GIVEN. THIS REPRESENTS PS. 1,457,935 (NOMINAL PESOS). ALSO, 54,746,378 UNCALLED SHARES WERE CANCELLED CREATING A DECREASE IN CAPITAL STOCK OF PS. 491,364 (NOMINAL PESOS).

IN ACCORDANCE WITH THE LAST PARAGRAPH AND COMPLYING WITH ARTICLE 112 OF THE GENERAL CORPORATION AND PARTNERSHIP LAW THAT PROVIDES THAT STOCK MUST HAVE THE SAME VALUE, IT WAS NECESSARY TO RECONSTITUTE CAPITAL STOCK. THIS RESULTED IN A FIXED AMOUNT OF PS. 820,853 (NOMINAL PESOS).

NOTE 10 - MEMBERSHIP INCOME:

EFFECTIVE JANUARY 2003, THE COMPANY DECIDED TO ADOPT ON A BASIS THE REQUIREMENTS OF SAB-101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE SEC. SUCH PRONOUNCEMENT ESTABLISHES THE GUIDELINES FOR RECOGNIZING ON A DEFERRED BASIS REVENUE FROM SALES OF MEMBERSHIPS OVER THE TERM OF THE MEMBERSHIP.

IF SAID INCOME HAD NOT BEEN DEFERRED IN 2004 AND 2003, THE INCOME FOR THE PERIOD ENDING ON JUNE 30 OF BOTH YEARS WOULD HAVE BEEN AS FOLLOWS:

	2004	2003
	PS.	PS.
NET SALES	62,353,054	56,768,287
OTHER INCOME	272,447	250,232
TOTAL REVENUES	62,625,501	57,018,519

NOTE 11 - SEGMENT INFORMATION:

MEXICAN ACCOUNTING BULLETIN B-5, SEGMENT INFORMATION, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, ESTABLISHES THE REQUIREMENTS FOR DISCLOSING INFORMATION BY OPERATING SEGMENTS. SUCH INFORMATION WAS PREPARED USING THE MANAGEMENT APPROACH AND THE CRITERIA DEFINED IN THIS BULLETIN. THE SEGMENT "OTHER" CONSISTS OF DEPARTMENTAL STORES, RESTAURANTS AND REAL-ESTATE TRANSACTIONS WITH THIRD PARTIES.

A BREAKDOWN OF INFORMATION BY ECONOMIC SEGMENTS IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2004	2003	2004	2003
SELF SERVICES	PS. 57,619,611	PS. 52,108,923	PS. 3,156,597	PS. 2,288,010
OTHER	5,015,642	4,732,953	671,351	520,045
CONSOLIDATED	PS. 62,635,253	PS. 56,841,876	PS. 3,827,948	PS. 2,808,055

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS:

IN ACCORDANCE WITH BULLETIN C-15 ISSUED BY THE IMCP, THE COMPANY APPLIED THE ESTIMATED PRESENT VALUE TECHNIQUE TO ESTIMATE THE VALUE OF USE OF ITS LONG-LIVED ASSETS, CONSIDERING THE COMPANY ECONOMIC SEGMENTS AS CASH-GENERATING UNITS. IT WAS DETERMINED THAT THERE IS NO INITIAL EFFECT BY IMPAIRMENT OF SAID ASSETS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	9,033,497
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	768,976
3 VIPS	RESTAURANTS	49,022	99.99	49,022	1,320,608
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,262,390
5 REAL ESTATE	R.E. DEVELOPMENT	13,940,837	99.99	13,940,837	36,522,955
TOTAL INVESTMENT IN SUBSIDIARIES				**15,685,360**	**48,908,426**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**48,908,426**

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2004

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			11,131,762	0	0	0	0	0	0	0	574,534	0	0	0	0	0
DEPARTAMENT STORE			530,689	0	0	0	0	0	0	0	24,799	0	0	0	0	0
RESTAURANTS			151,636	0	0	0	0	0	0	0	3,101	0	0	0	0	0
TOTAL SUPPLIERS			11,814,087	0	0	0	0	0	0	0	602,434	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,476,939	0	0	0	0	0	0	0	207,047	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			2,476,939	0	0	0	0	0	0	0	207,047	0		0	0	0
TOTAL			14,291,026	0	0	0	0	0	0	0	809,481	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

FILE Nº 82-4609

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**170,581**	**1,960,139**	**0**	**0**	**1,960,139**
LIABILITIES POSITION	**70,445**	**809,481**	**0**	**0**	**809,481**
SHORT TERM LIABILITIES POSITION	70,445	809,481	0	0	809,481
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**100,136**	**1,150,658**	0	0	**1,150,658**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.4910 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

FILE N°
82-4609

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,943,004	19,912,048	3,969,044	0.62	24,608
FEBRUARY	16,181,970	18,551,564	2,369,594	0.60	14,218
MARCH	16,259,101	19,901,398	3,642,297	0.34	12,384
APRIL	13,835,947	16,871,020	3,035,073	0.15	4,553
MAY	14,561,546	18,203,333	3,641,787	(0.25)	(9,104)
JUNE	13,599,733	16,810,631	3,210,898	0.16	5,137
ACTUALIZATION:	0	0	0	0.00	276
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**52,072**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

FILE N°
82-4609

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **2** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	747,879	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	682,713	100
SUPERMARKETS	GROCERIES SALES AND FRESH	73,115	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	423,264	100
APPAREL STORES	APPAREL AND ACCESORY SALE	251,025	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	59,646	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				62,353,054			
OTHER INCOME				282,199			
TOTAL				62,635,253			

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

FILE N°
82-4609

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

FILE N° 82-4609

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 12 MONTHS INCLUDES THE OPENING OF 67 UNITS, HAVING 30% PROGRESS THUS FAR. AS OF JUNE 30, 2004, PS.1,975,974 HAVE BEEN USED FOR THESE UNITS.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.4910 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 170,581	PS. 1,960,139
SUPPLIERS	US$ 52,427	PS. 602,434
OTHER CURRENT LIABILITIES	US$ 18,018	PS. 207,047

DURING THE JANUARY - JUNE PERIOD, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 32,344 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

CONSOLIDATED
Final Printing

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		42	523,151,427	3,906,599,405		4,429,750,832	820,853	6,129,669
TOTAL			**523,151,427**	**3,906,599,405**	**0**	**4,429,750,832**	**820,853**	**6,129,669**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,429,750,832
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	44,178,200	34.59658	34.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF SECOND QUARTER 2004 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT **EXECUTIVE PRESIDENT AND CEO**	**RAFAEL MATUTE LABRADOR** **EXECUTIVE VICEPRESIDENT AND CFO**

MEXICO, D.F., AT JULY 8 OF 2004